Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

The following are extracts of certain portions of the transcript of a webcast presentation given by management to employees of The Dow Chemical Company (“Dow”) on December 14, 2015 regarding the proposed business combination of Dow and E. I. du Pont de Nemours and Company (“DuPont”).

ANDREW LIVERIS: Hello and welcome to a special edition of Dow World News. We have almost a full house here. I think it’s starting to fill up now here in the cafeteria, in the corporate center. And thank you everyone here who is in the room and to those of you tuning in on the webcast, we’ve got a lot to cover today. So we’re going to get right to it.

So on Friday we had an event, a major event, the most significant event in the history of two iconic American corporate giants, legends; two companies that really created this industry, not just for the United States, but for the world. These seminal events are the culmination of a decade of work to position our company – our company which is 118 years young – for success, let’s say, for the next 118 years. So we announced Dow and DuPont, both storied, both legendary, both iconic, have entered into a definitive agreement, under which we were going to combine into a merger of equals with the intent to create and subsequently spin, spin as in launch, three independent and pure play businesses, companies.

Pure plays in agriculture, pure plays in material science, and a company that is focused on some end specialty products. As I said, I grew up in this industry looking at these two companies as the very definition of the industry, as the very soul and heart of those legendary founders, in the case of DuPont, over 200 years ago, Mr. du Pont de Nemours and of course, Herbert Henry Dow; two companies who together combined 300 years, 300 years of rich history, and science, innovation, entrepreneurial.

So as we join them and as we seek to unlock this value, think about this as a once-in-a-career, once-in-a-lifetime opportunity to be part of a game changing, a literally redefining the field of these industries that we all are participating in and revolutionize these entire industries.

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And through these transactions, we’re bringing together proud and highly complementary businesses, storied – I use that term many times – while significantly enhancing each of our growth profiles and driving value for all of our stakeholders. We, our company, we’ve been on a pretty remarkable journey these last many years. We’ve achieved some incredible milestones, thanks to your hard efforts and your work, to achieve the transformation our board of directors chartered us to do ten years ago.

Together we’ve significantly shifted our portfolio towards high growth markets, leveraging our new capabilities and our consistently held capabilities in engineering and science, and our integrated manufacturing positions, to create this foundation for the future, to enable our continued growth. This merger and ownership restructure is the culmination of multiple strategic actions that we’ve been able to take over these last many years, to reposition our great company. And we’ve done this all the way, every single step, with a full and utter and unanimous support of our board of directors.

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HOWARD UNGERLEIDER: Yes, sure Andrew. Good morning. Good morning everyone. You know, I’ve — I’ve never been more proud to be a part of team Dow. I’d like to personally thank all of our Dow people around the world for your hard work, for your dedication, for your focus on flawlessly executing to deliver our results. It really is your ability to deliver on our priorities that has given us and enabled us to take advantage of the opportunity like this one that we announced on Friday. Our merger and our intended spins with DuPont combine two extremely complementary companies and portfolios and ultimately should create three companies who will each be leaders in their respective field.

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ANDREW LIVERIS: So let’s talk about the deal a little bit and so you can understand what we’ve pulled off here. It is complicated so, you know, you’re all listening to this and you’re going to have more questions, you’re going to have thousands of questions. We won’t answer them all today, but you really need to get your head around what we’ve created here, it’s unique. It’s going to be an all stock merger of equals transaction. It’s going to have a combined equity value, as very widely reported of $130 billion at announcement.

Upon completion, Dow and DuPont shareholders will earn each approximately 50% of this combined company. Combined the company’s name will be DowDuPont. There will be dual headquarters, headquarters here in Midland, Michigan, and Willington, Delaware. I’ll be named executive chairman. Edward Breen, the CEO and Chair of DuPont, will be named President CEO. DowDuPont’s board of directors is going to have 16 members, eight Dow directors off the current Dow board, and eight DuPont directors off the current DuPont board. Those eight on their side and our side include Ed Breen and myself. And two independent co-lead directors widely anticipated to be the current lead directors, in our case Jeff Fettig.

This merger of equals is expected to close sometime in the second half of 2016. After approximately 18 to 24 months, you should read into that, as fast as possible, okay, both parties will pursue a tax free — tax free separation producing new, independent publicly traded spinoff companies. So Jim, why don’t you give us a little more flavor about these spinoff companies?

JIM FITTERLING: So if you had a chance to look at Dow.com, and if you haven’t, it’s on Dow.com, I think on the Investor Relations portion. There’s a slide deck in there that we used with investors last week and it talks about each of three segments that we’ll be creating, or three businesses. Think about them as three separate businesses. So the destination, when we create this merged company, is we will stand it up as three independent companies and getting those companies ready for spin.

Actually what will happen is, we’ll get the Ag company built up and ready for a spin, and the materials company will stay headquartered right here in Midland, and the materials company is going to be important because we leverage a lot off of that, and then a specialties company. So the Ag company, in its own right today, would be a $19 billion company. That would be the leader in the Ag space.

It would be the most balanced portfolio in the Ag space, almost 50/50 seeds and traits and crop protection chemicals, very complementary businesses coming in from both sides, and obviously we know what we’ve built with the innovation pipeline in Ag, taking that through the Pioneer Seeds franchise is going to open a tremendous amount of value for the shareholders. It’s going to release value for the shareholders in a big way, and as a pure play company, it will allow it to get a multiple on the marketplace that’s different than what it might get inside Dow.

So we’ll stand that up and get it ready to spin post the merger of the two companies. Then you’ve got the materials company. The materials company today, would be a $51 billion company. That data is before you bring in Dow Corning. Dow Corning silicone will come into that materials company. So you’re getting the sense the materials company will be based here. The Dow Corning’s silicones business will come in there. That entity combined will be a very large player in the materials sciences space.

The innovation platform, the back integration that we have as a company is going to benefit that entity, and I would say, the power of being in that space is going to allow us to compete against large players that we’re out against in the marketplace like BASF. So, what you’ll find there, as we go narrower and deeper into those spaces, and you think about what we’ve been talking about, about the market strategies, packaging, transportation, building and construction, all are going to benefit consumer care, all are going to benefit from the combination, and they’ll be able to be a better solution provider to our customers.

When we started this journey, it was all about being a best solution provider to our customers, and being narrower and deeper in those spaces will allow us to do more things for them, and I think it’s very powerful from a customer standpoint. When you get into the specialties company, the specialties company has two companies that are inbound from DuPont that are unique to DuPont. The nutrition and health in the industrial bio-sciences businesses are unique to DuPont and the safety and protection business is unique to DuPont.

Those will be entities within the specialty company and then the third entity will be a combination of the Dow and DuPont — DuPont calls it electronics and communications, and we call it electronic materials businesses. That combined entity will be $4 billion to $5 billion in size, so on its own will have the capability to do what it needs to do in the marketplace for its customers.

And when you look at where it plays in that marketplace, brings a lot of complementary technologies to bear and I think will create more solutions for our customers in electronics, so you know, this is — this is set up with a strong industrial logic. We have a good destination in place, and I think you’ll find that everything that we’ve done to get to this point, not only stands in the future, but is accelerated because we brought together this powerful innovation engine to extend the innovation that we’ve been building.

ANDREW LIVERIS: So Howard, over to you. You know, $30 billion, $40 billion of new value, what does this mean to our shareholders? I mean what’s — what’s the reaction? Talk about the benefits that they should see.

HOWARD UNGERLEIDER: Yes, I mean as you mentioned Andrew, I mean the DuPont merge and then the subsequent spin should create at least $30 billion of shareholder value. You’ve got a couple of components of that, the run rate cost synergies of $3 billion, and we believe that, that’s the minimum that we’re going to be able to achieve as a combined — combined company. A significant portion of those savings are intended to be achieved or realized within the first 24 months post — post close. Then on top of that, you have an additional upside of $1 billion of expected growth synergies because of the discussion that Jim had around the complementary portfolios, whether it’s in packaging or construction or automotive or electronics or agriculture.

As a Dow shareholder, each of us — and I hope everybody’s raising their hand here, that we’re all Dow shareholders, we’ll each receive a fixed exchange ratio of one share of the new DowDuPont for each Dow share. DuPont shareholders will receive around 1.2 shares of DowDuPont because there are fewer outstanding shares of DuPont than there are of Dow shares. At the end of the transaction, and that’s step one, each Dow shareholders and heritage DuPont shareholders will each own approximately 50% of the combined company, but once we convert the preferred shares, actually Dow shareholders will own approximately 52% of the combined entity.

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JIM FITTERLING: So, there’s a question here about the governance structure, Howard, and when we create these three companies, what’s the governance structure going to look like?

HOWARD UNGERLEIDER: Yeah, sure, great question. So, I mean, until we close, nothing has changed. Again, we’re operating as it’s separate, independent companies and then as we get through the merger and then out into the spins, of course, the intent is to create three publicly traded, independent companies and so that means they will have separate governance, they will have separate boards of directors, they will have separate HR programs, all the things that a public company will have.

The intent is to get there, what did you say at the very beginning? As quickly as possible.

CHUCK KALIL: After close.

HOWARD UNGERLEIDER: After close, thank you, good clarifier, Chuck, I appreciate that.

ANDREW LIVERIS: We’ll get to close fast too.

HOWARD UNGERLEIDER: Yeah.

ANDREW LIVERIS: Get to close fast.

HOWARD UNGERLEIDER: We do want to get to close as fast as we can then we want to get to the spins as quickly as we can. The estimate is between 18-24 months after close is when we can get all of the spins operating as separate, independent, publicly traded companies.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause Diamond-Orion HoldCo, Inc. (“Diamond-Orion HoldCo”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations 1-989-636-1463	Attention: Investor Relations: 1-302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of

1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.